UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-33878

Gushan Environmental Energy Limited

(Exact name of registrant as specified in its charter)

No. 12, Harbour District Changan Investment Zone, Fuzhou Mawei Economic & Technical Development Area Fujian Province People’s Republic of China Tel: (852) 2587 7212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value HK$0.00001 per share American Depositary Shares, each representing 10 Ordinary Shares, par value HK$0. 00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Gushan Environmental Energy Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 29, 2012	By:	/s/ Jianqiu Yu
Jianqiu Yu Chairman and Principal Executive Officer